Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

June 21, 2005

Via Federal Express and EDGAR
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Max A. Webb Assistant Director
Re:
Discovery Holding Company
Registration Statement on Form 10
File No. 0-51205
Originally filed March 15, 2005

Dear Mr. Webb:

        We are counsel to Discovery Holding Company (the "Company"). We refer to the Company's Registration Statement on Form 10 (File No. 0-51205), originally filed on March 15, 2005, as amended (the "Registration Statement"). The Registration Statement relates to the proposed spin off (the "Spin Off") of the Company by its parent, Liberty Media Corporation ("LMC"). The Registration Statement includes, as Exhibit 99.1 thereto, an information statement with respect to the Spin Off, substantially in the form required by Regulation 14C (the "Information Statement"), which will be provided to LMC's shareholders prior to the effective date of the Spin Off. The Company intends to file with the Commission a second amendment to the Registration Statement with a revised version of the Information Statement, and all exhibits to the Registration Statement not previously filed, before the Information Statement is mailed to LMC's stockholders.

        Set forth below are the Company's responses to the comments contained in your letter to the Company dated June 1, 2005, regarding the Registration Statement. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of your June 1 comment letter.

Treatment of Fractional Shares, page 19

1.	Comment:	If you believe that the cashing out of fractional shares and the resulting disproportional issuance of shares does not require registration under the Securities Act of 1933, please provide your legal analysis. Otherwise, please file a Form S-1.

        Response:    The cashing out of fractional shares will not result in a disproportional issuance of shares that would cause the Spin Off not to qualify under Staff Legal Bulletin No. 4, dated September 16, 1997 (the "SLB"), or otherwise require registration under the Securities Act. This conclusion is supported by the following legal analysis:

  •
  The cashing out of fractional shares has a de minimis effect on the proportionality of the Spin Off.  As the Company will have approximately 280 million shares of common stock outstanding immediately following the Spin Off, any effect that the cashing out of fractional shares may have will be so small as to be negligible. (One share represents less than 4 ten-millionths of one percent of the equity of the Company—and a much smaller percentage of the voting power, in the case of a share of Class A Common Stock.) Moreover, since many shareholders hold round lots, or otherwise have holdings that are evenly divisible by ten, most holders will see an even smaller change in their equity and voting percentages.

  •
  The SLB expressly contemplates the payment of cash in lieu of fractional shares.  The Staff's response to Question 6 of the SLB states as follows:

      "The distribution ratio in many spin-offs would result in many shareholders receiving fractional shares. Rather than issue fractional shares, the parent often hires an independent agent to combine the fractions, sell the shares and provide the proceeds to shareholders.

      We believe that the subsidiary need not register an independent agent's sales of combined fractional shares if the spin-off meets the conditions described in response to Question 4, above, [and meets certain conditions relating to the sale of the combined fractions]."

    The Staff's response makes it clear that stockholders do not have to receive fractional shares for a spin-off to meet the proportionality requirement set forth in Question 4 of the SLB. Of course, the effect on the proportionality of a spin-off is precisely the same, whether fractional interests are cashed out by the issuer or aggregated and sold by an independent agent. Importantly, in the case of the Spin Off, LMC does not propose to sell any securities to fund the payment of cash in lieu of fractional shares. Thus, the requirements enumerated in the response to Question 6 of the SLB (relating to the manner of sale and the independence of the agent) are not applicable, nor does LMC's proposed payment of cash in lieu of fractional shares raise any Securities Act issues.

  •
  The cashing out of fractional shares does not present the legal concerns that prompted the proportionality requirement in the SLB.  In the SLB, the Staff explains that disproportionate spin offs should be registered under the Securities Act, because "[i]f a spin-off is not pro rata, the shareholders' relative interests change and some shareholders give up value for the spun-off shares." (SLB, Question 4, part B.2.) This concern is not raised by the Spin Off, because (i) each LMC stockholder will receive shares of the Company (and cash in lieu of fractional shares) based on the same distribution ratio, and (ii) no stockholder will be required to give up any value for the spun-off shares and cash or otherwise to make any investment decision.

  •
  Cashing out of fractional shares at an average price, without aggregation and sale, is in the interest of LMC's stockholders.  As described in the Information Statement, LMC proposes to pay stockholders in lieu of fractional shares an amount of cash equal to the relevant fraction times the average closing price of the applicable series of Company common stock on The Nasdaq National Market over the first ten days of "regular way" trading. By comparison, when fractional shares are aggregated and sold by an independent agent, issuers generally provide for brokerage fees and/or other costs to be paid out of the proceeds of such sales, before remitting to holders their proportionate share of the actual net proceeds—exposing such holders to potentially greater market risk and requiring them to bear sale expenses that the Company's method entirely avoids.

  •
  Prior to the publication of the SLB, the Staff routinely provided no-action relief for spin-offs in which the parent's shareholders would receive cash in lieu of fractional shares.  Please see, for example, VK/AC Holdings, Inc., August 22, 1996, VWR Scientific Products Corp., available February 7, 1990, and National Technical Systems, Inc., available February 11, 1985. Such no-action letters are generally based on the same legal analysis set out by the Staff in the SLB, and no objections were raised by the Staff in any of these letters to the issuer's proposal to pay cash in lieu of fractional shares.

Exhibits

2.	Comment:	We note that certain exhibits to be filed by amendment will be subject to a confidential treatment request. Please be advised that we will need sufficient time to review such request.

        Response:    The Company has determined not to file a confidential treatment request with respect to any of the documents filed as exhibits to the Registration Statement. All exhibits required by the Form 10 will be filed before the Information Statement is mailed.

* * *

        We refer also to comment no. 3 in your letter to the Company dated April 8, 2005, and the Company's response to that comment, contained in our letter to you dated May 9, 2005. In that regard, the Staff is supplementally advised as follows:

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  The Company is not engaged primarily, does not propose to engage primarily, and does not hold itself out as being or proposing to be engaged primarily in the business of investing, reinvesting or trading in securities, or in the business of issuing face-amount certificates of the installment type, and has no such certificates outstanding.

  •
  At the time of the Spin Off, the Company will own 100% of the capital stock of LMC Discovery, Inc. (currently a wholly owned subsidiary of LMC), which is the record holder of 25,200 shares of Class A Common Stock of Discovery Communications, Inc. ("Discovery"). As there are currently a total of 50,400 shares of Discovery Class A Common Stock outstanding, and no outstanding shares of any other class of capital stock of Discovery, LMC Discovery owns 50% of the outstanding capital stock, and 50% of the outstanding voting power, of Discovery.

  •
  Discovery's certificate of incorporation provides for total authorized capital of 125,000 shares of common stock, divided into 100,000 shares of Class A Common Stock and 25,000 shares of Class B Common Stock. Discovery's certificate of incorporation provides that the Class A Common Stock "shall be voting common stock" and the Class B Common Stock "shall be non-voting common stock". Discovery currently has no shares of Class B Common Stock outstanding.

  •
  To the Company's knowledge, the other stockholders of Discovery are Cox Communications Holdings, Inc., which owns 12,600 shares of Class A Common Stock, Advance/Newhouse Programming Partnership, which owns 12,599 shares of Class A Common Stock, and John S. Hendricks, who is the record holder of 1 share of Class A Common Stock that may be acquired for nominal consideration at any time by Advance/Newhouse. LMC believes that Mr. Hendricks' share is also subject to a proxy in favor of Advance/Newhouse.

  •
  Discovery is a "close corporation" as defined in Section 342 of the Delaware General Corporation Law ("DGCL"), and as such has elected to be managed by its stockholders pursuant to a written agreement, rather than by a board of directors, as permitted by Sections 350 and 351 of the DGCL. Copies of the Shareholders Agreement dated as of November 30, 1991, by and among Discovery, Cox Discovery, Inc., NewChannels TDC Investments, Inc., TCI Cable Education, Inc., and John S. Hendricks, and all amendments thereto (collectively, the "Amended Shareholders Agreement") have been provided to the Staff and will be filed as exhibits to the Registration Statement. Neither LMC nor the Company, nor any of their respective subsidiaries, is a party to any agreement of stockholders of Discovery relating to the management of Discovery, other than the Amended Shareholders Agreement.

  •
  Pursuant to Sections 350 and 351 of the DGCL, the stockholders of DCI stand in a position with respect to DCI similar to the position that directors stand with respect to Delaware corporations that are not close corporations.

        Based on the foregoing, LMC and the Company have concluded as follows:

  1.
  The Company is not, and at the time of the Spin Off will not be, an investment company within the meaning of Section 3(a)(1) of the Investment Company Act of 1940, as amended (the "Investment Company Act").

  2.
  Even if the Company were unable to rely on the conclusion that it is not an investment company, it would be entitled to rely on the exemption provided by Rule 3a-1 of the General Rules and Regulations under the Investment Company Act, because, among other factors,

  LMC Discovery "controls" Discovery within the meaning of Section 2(a)(9) of the Investment Company Act, with a degree of control that is greater than that of any other person, in that LMC Discovery holds 50% of the voting power and 50% of the total equity of Discovery and is the Discovery stockholder with both the greatest percentage voting power and the greatest percentage of total equity.

        Please note that the foregoing is intended to supplement, and does not supersede, the Company's response in our letter to you dated May 9, 2005.

* * *

        If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2597 or John Winter at (212) 408-2542.

                      Very truly yours,

                      /s/ Marc A. Leaf

cc:
Hanna Teshome
 Attorney-Adviser, Division of Corporate Finance

Ken Fang
 Office of Chief Counsel

Charles Y. Tanabe
 Discovery Holding Company